ADDENDUM TO FAIRNESS OPINION

SCOPE

The Company is considering various strategies that may result in the Company going private, thus reducing costs of remaining a public Company and reducing the burdens on executive and financial personnel in devoting time and financial resources to compliance with Sarbanes Oxley.

Curtis Financial Group, LLC ("Curtis") has been asked by the Board of Directors of OPT Sciences Corp. ("OPT" or the
"Company") to render an opinion as to the fairness, from a financial point of view, of the proposed cash consideration, of $4.75 per share, to be paid to certain minority holders of common stock in connection with a contemplated recapitalization of the Company's common stock (the "Transaction") as of October 28, 2004. "Minority Holders of Common Stock" shall be defined as all holders of Company Common Stock other than holders of Company Common Stock who are officers or directors (or who have representatives serving as directors) of the Company.

Fair value is defined as the value of the shareholder's interest in the Company as a going concern, exclusive of any benefit that may accrue as a result of the transaction.

DESCRIPTION OF THE COMPANY

A full description of the Company and its operations is found in its most recently filed Form 10-KSB and Form 10-QSB. Below is a summary of the business' operations.

Opt-Sciences Corporation, formed in 1956, conducts its business through its wholly owned subsidiary, O & S Research, Inc. Both companies are New Jersey corporations. As used in this herein, the term "Company" refers to the combined operations of Opt-Sciences Corporation and O & S Research, Inc. The principal business of the Company is to provide optical coatings, filters, faceplates and lighting wedges, which improve display readability for electronic instruments used primarily in aircraft. This includes the application of different types of anti-reflection coatings, transparent conductive coatings and other optical coatings. The Company also provides full glass cutting, grinding and painting operations, which augment its optical coating capabilities. Most of the Company's products are designed to enable pilots to read aircraft instruments in direct sunlight or at night or in covert situations using appropriate night vision filters.

The Company is continuing its efforts to diversify into non-aircraft related coating products through the ongoing development of the Astro coating unit. The Company has been working diligently on this effort over the last twelve months, but has not yet succeeded in establishing reliable production or significant sales generation.

FINANCIAL REVIEW

Exhibits 2.1 and 2.2 show summary balance sheets and income statements of the Company for the annual periods ended November 1, 2003; November 2, 2002; October 27, 2001; October 28, 2000;
and October 30, 1999. Also shown is the twelve-month period ended July 31, 2004. In order to give a longer term perspective on the performance of the Company, Exhibit 2.3 shows a summary of total revenues and certain profit measures, including: gross profit, earnings before interest, taxes, depreciation and amortization ("EBITDA"), and earnings before interest and taxes ("EBIT") for the fiscal years ended 1995 through the twelve-month period ended July 31, 2004.

Revenue and profits have fluctuated significantly over the period reviewed. Over the past five fiscal years, revenues fluctuated between $3.4 (in 2000) and $5.4 (2001) million. The growth in 2001 was due to two new large contracts and a general improvement in the aerospace market prior to the events of September 11, 2001. Since 2001, the Company has lost some major customers, and revenues have declined to $3.8 million in fiscal year 2003 and the twelve-months ended July 31, 2004, respectively. Profitability showed a similar pattern, with EBIT fluctuating between near break-even and approximately $1.0 million; however, EBIT was less than $100,000 in the periods ended November 2, 2002, November 1, 2003 and July 31, 2004.

Management's Discussion of Third Quarter Operating Results(1)

The Company had revenues of $1,033,428 for the third quarter of 2004, which is a decrease of 8.6% from third quarter of 2003. Net income for the third quarter of 2004 was $105,648, which was slightly higher than $89,710 for the same period in 2003. The Company had earnings of $85,185 and $42,791 for the nine-month periods ended July 31, 2003 and 2004, respectively.

Cost of Sales for the third quarter of 2004 decreased approximately $61,000 versus the same period in 2003. Operating expenses for the third quarter of 2004 decreased by approximately $14,700 over the third quarter of fiscal 2003. The gross margin of approximately 23% is similar to the second quarter of 2004 and the third quarter of 2003.

During the third quarter, the Company booked $1,074,000 in new orders, up $277,000 from the second quarter of 2004. The backlog increased as one of the Company's major customers placed new orders. Management is continuing its efforts to investigate capital expenditures that will be necessary to improve the quality and efficiency of the current production methodology.

Comparison to Guideline Companies

Presented in Exhibit 5 is a comparison of OPT's operating results with the guideline comparable companies chosen in the Valuation Section. Exhibit 6 shows five years of operating results for each of the guideline companies.
(1)From Form 10-QSB for the period ended July 31, 2004, filed October 4, 2004. Income Statement

Revenue - OPT is much smaller than each of the guideline companies, with sales of less than 10% of the smallest. The compound annual growth rate in revenues over the past five fiscal years for OPT was -0.4% compared to -0.5% for Southwall, -8.6% for Apogee and 36.3% for Applied Films.

Cost of Goods Sold (COGS) - For the period ended July 31,
2004, the Company's COGS, as a percentage of sales, were 83.4%, versus the guideline median of 82.4%.

Operating Expenses - For the period ended July 31, 2004, operating expenses, as a percentage of sales, were 16.3%, which approximated the guideline median of 21.4%.

Earnings Before Interest, Taxes (EBIT)
For the period ended July 31, 2004, as a percentage of sales, EBIT was approximately 0.34%, versus the guideline median of 1.0%.

Summary Income Statement - The common size income statement is somewhat comparable to the guideline medians. However, the Company's average total revenue of approximately $4.2 million over the past five years is significantly smaller than the guideline median of approximately $228 million.

Balance Sheet

Assets - For the period ended July 31, 2004, as a percentage of total assets, current assets were 86.6%, versus the guideline median of 49.4%. For the same period, fixed assets, as a percentage of total assets, were approximately 13.4%, versus the guideline median 28.3%. For the period ended July 31, 2004, the Company had total assets of approximately $7.5 million, which was considerably lower than the guideline low of approximately
$40.0 million.

Cash and marketable securities, at $5.5 million, make up a significant portion of total assets. However, management has represented that, in order to remain competitive in the aerospace business and to investigate other business opportunities, the Company will need to invest a significant amount of this cash amount ($3.0 million or more) in a new facility and certain equipment lines.

Total Liabilities - For the period ended July 31, 2004, as a percentage of total assets, total liabilities were 2.7%, which compared favorably versus the guideline median of 51.8%.

Book Value - For the period ended July 31, 2004, OPT had total equity of $7.3 million, much lower than that of Apogee and AFCO, but higher than the negative equity of Southwall.

Summary Balance Sheet - As of the period ended July 31,
2004, the Company had significantly more cash, as a percentage of total assets, and considerably less total debt as a percentage of total assets, than the guideline companies. As mentioned in the assets analysis section above, the Company is significantly smaller than the guideline companies.

COMMON STOCK

Market for Common Stock

The Company's Common Shares are not listed on an established public trading market, but shareholders do trade its Shares on the non-NASDAQ over the counter market, under the symbol "OPST." The trading volume of the Company's common stock fluctuates and may be extremely limited (or non-existent) during certain periods. Subject to the foregoing qualification, the following table sets forth the range of bid and asked quotations, for the calendar quarter indicated, as recorded by Pink Sheets LLC, and reflects inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions.

Fiscal 2001              Bid                           Ask
                          $                      $
First Quarter     4.13     -     4.88          5.00     -     6.00
Second Quarter    3.50     -     4.50          5.00     -     7.00
Third Quarter     3.75     -     4.00          7.00     -      NA
Fourth Quarter    4.00     -     4.95          7.00     -     11.00


Fiscal 2002              Bid                            Ask

First Quarter     4.95     -     5.85          9.00     -     10.15
Second Quarter    5.85     -     8.05         10.00     -     15.00
Third Quarter     8.10     -     8.70         11.00     -     11.00
Fourth Quarter    7.25     -     8.80          9.00     -     11.00


Fiscal 2003              Bid                             Ask

First Quarter     7.25     -     7.25          9.00     -     9.00
Second Quarter    5.05     -     7.25          8.00     -     9.05
Third Quarter     5.05     -     6.25          8.00     -     9.05
Fourth Quarter    6.25     -     7.10          7.00     -     8.00


OPT's monthly trading volume and high, low and closing stock prices for the period May 2001 through October 28, 2004 is shown in Exhibit 3. An analysis of the data shows that average monthly volume over the period was 745 shares. Using an assumed monthly volume of 1,000 shares, the estimated 200,000 shares to be redeemed in lieu of issuance of fractional shares accounted for approximately 200 months of trading volume. Because of this level of trading volume, we believe that it is unlikely that such shares could be sold without incurring a significant discount.

During the week ended October 22, 2004, the common stock closed at a price of $6.88 per share. As discussed in the Financial Review section of this opinion, as of July 31, 2004, the Company had approximately $5.5 million in cash and marketable securities (or approximately $7.06 per share). However, management has represented that it intends to invest approximately $3.0 million in new plant and equipment over the next two years in order to remain competitive in the aerospace business and to investigate other business opportunities (approximately $3.80 per share).

Ownership of Common Stock

As of July 31, 2004, the Company had 775,585 shares outstanding.
As of December 31, 2003, the Company had 950 Common Stock shareholders of record. Of these shareholders, 565 are "lost" shareholders for whom the Company does not have current addresses. Beneficial ownership is summarized below.

Name and Address of           Amount and Nature of      Percent of
Beneficial Owner                Beneficial Owner          Class

Allen Speiser, Trustee               510,853                66%
Arthur John Kania Trust

Anderson L. McCabe                     1,064(1)               *
Arthur J. Kania                       23,723(1)              3%
Arthur J. Kania, Jr.                       0(1)               *

*Less than 1% of the outstanding Common Stock

(1) Excludes 510,853 shares (66% of the outstanding shares) owned by a Trust for the benefit of Arthur J. Kania's children and 10,000 shares (1.3% of the outstanding shares) owned by trusts for the benefit of Arthur J. Kania's grandchildren. Mr. Kania disclaims beneficial ownership in all such shares. Mr. McCabe, husband of a beneficiary of the trust, disclaims beneficial ownership in all such shares. Arthur J. Kania, Jr., a son of Arthur J. Kania, is a beneficiary of the first aforementioned trust and father of beneficiaries of the second aforementioned trust, but has no power to vote such shares in either said trust and is not a beneficial owner under the applicable rules.

The Company did not declare or pay any dividend on its Common
Stock during Fiscal Year 2003 and does not presently intend to pay dividends on its Common Stock in the foreseeable future.

RISK FACTORS

Below is a summary of certain risk factors of the Company, which would impact the value of its stock.

Weakness in the Commercial Aircraft Industry

This business is a niche business primarily dependent for its success on aircraft manufacturing and retrofitting. It requires custom manufacturing of small lots of products to satisfy component requirements for specific aircraft. Since September 2001, there has been a weakness in demand for display glass used on commercial aircraft, business aircraft and the military aircraft. The market for other coated flat panel displays remain steady.

Ability to Develop or Acquire New Products to Diversify
Operations

In September 2000, the Company acquired Astro thin film coating equipment to apply anti-reflection coatings to large glass substrates and optical filters. The Astro coating equipment, if operational, will enable the Company to manufacture displays generally larger than 13" diagonal more efficiently. As of October 25, 2004, this system had not generated significant revenues. In its attempt to diversify, management has indicated that it will also look at other businesses, which may require significant investment.

Wedge Glass Products

The Company is considering the termination of its wedge glass product line that contributes approximately $800,000 in sales.
The impact on customer loyalty if production were terminated is not known.

Need to Upgrade Plant and Equipment

In order to remain competitive, the Company has identified the need to upgrade to larger manufacturing facility and purchase additional equipment. The costs of these upgrades are included in the cash flow projections.

Need for Additional Staff

The Company is seeking to hire additional line employees to expedite production and reduce late deliveries.

AS9100 or ISO 9002 Certification

Honeywell, one of the Company's largest customers, as a condition of continued business, requires the AS9100 certification. Honeywell is also evaluating the ISO 9002 certification, which is less demanding than the AS9100.
Honeywell granted an extension through the end of December 2004.
The Company expects to be ISO compliant by December 2004.

Customer Concentration

In Fiscal 2003, the Company derived 61.5% of our revenues from four major customers, Honeywell, Philips Electronics, Rockwell Collins and L3 Communications. In Fiscal 2003 Rockwell Collins shifted a major portion of their business from the Company to a competitor because of price competition. The loss or curtailment of additional business with any of the other three companies would have a negative impact on the Company. Competition

Competition is based on product quality, price, reputation and ability to meet delivery deadlines. The market is very competitive. Competitors include Naugatuck Glass Company, OCLI, Metavac, Mod A Can, Tyrolit, Schott Glass and Hoya Optics, some of which have significantly more financial, technical and human resources than OPT. Increased competition could result, and has in the past, in price reductions, reduced margins and loss of market share.

Technological Change

New display technologies (such as rear projection displays) do not utilize the Company's technology, and therefore are a significant risk to the Company.

Supplier Concentration

For a major portion of its business, the Company relies on raw materials manufactured exclusively in Japan. An interruption of supplies from Japan would have a significant impact on sales and the Company's ability to support its customers.

Sarbanes-Oxley Act Compliance

Compliance with the requirements of the Sarbanes-Oxley act could be material expense to the Company.

Reliance upon Key Management

The Company's success depends on the efforts and expertise of its President, Anderson L. McCabe. It does not have employment contracts with Mr. McCabe or other management personnel, nor does it maintain key man life insurance on Mr. McCabe. His death, disability or termination of employment would adversely affect the future of the Company.

VALUATION OF THE COMPANY

Introduction

In accordance with customary investment banking practice, Curtis
Financial Group, LLC ("Curtis") employed generally accepted valuation methods in reaching its Opinion. The following is a summary of the material analyses utilized by Curtis in connection with the Fairness Opinion.

Selected Comparable Publicly Traded Companies Analysis

Curtis compared certain financial and operating ratios for the Company with the corresponding financial and operating ratios for a group of publicly traded companies engaged in similar lines of business, that Curtis deemed to be comparable to the Company. For the purpose of the analyses, the following companies were used: Apogee Enterprises, Inc. (NASD: APOG); Applied Films Corp. (NASD: AFCO); and, Southwall Technologies Inc. (OTCBB: SWTX) (collectively the "Comparable Companies"). A description of each company and selected financial data for each is found in Exhibit 7. A comparison of relevant data showing the performance of the Comparable Companies versus OPT is also shown in Exhibit 5(2).

For each of the Comparable Companies, Curtis calculated stock price ("P") as a multiple of earnings ("E") for the latest twelve month period, the latest fiscal year, and the three and five- year average (fiscal years). Curtis also calculated total enterprise value (sum of the aggregate equity plus long term debt, net of cash) to revenues, EBITDA (defined earlier), and EBIT using the same time periods. The range of multiples is shown in Exhibit 5.5.

Based on our review of OPT's performance compared to the guideline companies we chose multiples of approximately 70% of those of Apogee (Southwall and Applied were considered outliers and therefore less reliable). Applying these multiples to OPT's income parameters, and adding excess cash and marketable securities of $2.5 million (net of cash expected to be utilized for capital expenditures in 2005), resulted in a value indications of OPT of between approximately $2.00 and $8.00 per share as shown in Exhibit 5.6. The average and median of all the value indications were $5.20 and $5.47 per share respectively, while the middle 50% ranged between $4.40 and $6.18 per share. However, the higher side of the range mentioned above is skewed towards three-year and five-year average multiples, which may not be indicative of future performance.
As previously mentioned, the Company is facing uncertainty in the industry, and is considering alternate industries for their product offering. Based on this, we believe current value multiples are more appropriate to rely upon than historical multiples. As such, we believe the appropriate fair value per share would be between $4.75 and $5.25 per share.

None of the Comparable Companies is, of course, identical to the Company. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading volume of the Comparable Companies, as well as that of the Company. Each analyses was conducted in order to provide a different perspective on the consideration to be paid pursuant to the reverse split.

Selected Comparable Transactions Analysis

Curtis searched for transactions involving companies similar to OPT, however, none were found that were sufficiently similar to the Company in order to provide reliable results.

Discounted Cash Flow Analysis
Curtis performed a discounted cash flow analyses (i.e., analyses of the present value of the projected after-tax cash flows(3) based on management projections) for the Company for the fiscal years

(2)A comparison of OPT and the guideline was presented in the Financial Review section earlier in the opinion.

ending October 31, 2005 through 2007,(4) inclusive, using discount rates (determined through a build up method given the estimated risk of the Company) ranging from 20.0% to 30.0% and a terminal value (calculated using the Gordon Growth Model with future growth rates of between 3% and 5%, based upon management's estimate of future prospects for the Company). Adding cash and marketable securities of $5.5 million at July 31, 2004 (Capital expenditures are deducted in the year incurred; therefore the entire amount of cash is added.) yields the value of the aggregate equity under the discounted cash flow approach. Management's projections and the discounted cash flow approach (using a discount rate of 25% and a terminal growth rate of 4%) are shown in Exhibit 4. Based upon the foregoing inputs, Curtis determined a reference range for an implied value per share of $4.58 to $4.91.

Premiums Paid Analysis

Because OPT's common stock is so thinly traded, its price may or may not be indicative of fair market value. Therefore, we do not believe the premiums paid analysis would provide meaningful or reliable results. However, we include the data so that the Board of Directors can consider all the information found in our analysis. Curtis performed a premiums paid analysis based upon the review and analysis of the range of premiums paid in acquisitions of minority ownership positions for the period between January 1, 2001 and October 24, 2004. For the period reviewed, there were 16 transactions (information obtained from Thomson Financial Securities Data). The data shows the premium of the offer price per share relative to the target company's stock price one day, one week and four weeks prior to the date of announcement of the transaction. The mean(6) and median range of premiums paid to the target company's stock price one day, one week, and one month prior to announcement, were 42.9% and 43.2%, 45.8% and 38.4%, 41.4% and 42.5%, respectively. The 25th percentile premiums paid to the target company's stock price one day, one week, and one month prior to announcement were 12.9%,
5.0% and -1.7%, respectively.   The data is shown on Exhibit 8.

Using a publicly traded per share value of $3.70(7) and a control premium of between 15% and 25%(8) results in a reference range of values of between $4.26 and $4.63 per share.

(3)Cash flow is defined as net income after tax plus depreciation and amortization, less changes in working capital and capital expenditures.
(4)Our valuation is as of October 25, 2004. We have assumed that the final week of fiscal year 2004 would have a de minimus impact on cash flow.
(6)Excluding the Allcity transaction, which appeared to be an outlier.
(7)The latest trade, prior to the date of this Opinion, was at a price of $6.88 per share, while the average closing share price from January 2004 to the date of the Opinion was $7.29. Using a share price of $7.50 and subtracting expected capital expenditures in 2005 of approximately $3.80 per share results in a net per share value of $3.70.
(8)Given the Company's performance, we believe the premium would be at the low end of the indicated range.

Conclusion

Considering the above indications of value and information presented herein, it is our opinion that, as of November 9, 2004, the proposed cash consideration of $4.75 to be paid in connection with a contemplated reverse split of OPT Sciences Corp.'s common stock is fair from a financial point of view to the Minority Holders of Common Stock, as defined herein.

This opinion is subject to the Statement of General Assumptions and Limiting Conditions following.














































STATEMENT OF GENERAL ASSUMPTIONS
AND LIMITING CONDITIONS

This opinion is subject to the following general assumptions and limiting conditions.

1. No investigation has been made of, and no responsibility is assumed for, the legal description of the property being valued or legal matters, including title or encumbrances. Title to the property is assumed to be good and marketable unless otherwise stated. The property is assumed to be free and clear of any liens, easements or encumbrances unless otherwise stated.

2. Information furnished by others, upon which all or portions of this opinion is based, is believed to be reliable, but has not been verified except as set forth in this opinion. No warranty is given as to the accuracy of such information.

3. This opinion has been made only for the purpose stated and shall not be used for any other purpose. Neither this opinion nor any portions thereof (including, without limitation, any conclusions as to value, the identity of Curtis Financial Group, LLC
        ("Curtis") or any individuals signing or associated with this opinion, or the professional associations or organizations with which they are affiliated) shall be disseminated to third parties, except the Securities and Exchange Commission and the Company's stockholders, by any means without the prior written consent and approval of Curtis.

4. Curtis assumes no responsibility for the inability of the owner to locate a purchaser at the value.

5. Neither Curtis nor any individual signing or associated with this opinion shall be required by reason of this opinion to give further consultation, provide testimony, or appear in court or other legal proceeding unless specific arrangements therefor have been made.

6. No responsibility is taken for changes in market conditions and no obligation is assumed to revise this opinion to reflect events or conditions which occur subsequent to the date hereof.

7. The date of value to which the opinion applies is set forth in the letter of transmittal. Our value opinion is based on the purchasing power of the United States dollar as of that date.

8. It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can readily be obtained or renewed for any use on which the value estimate contained in this opinion is based.





STATEMENT OF GENERAL ASSUMPTIONS
AND LIMITING CONDITIONS
(continued)

9. Full compliance with all applicable federal, state and local zoning, use, environmental and similar laws and regulations is assumed, unless otherwise stated.

10.    Responsible ownership and competent management are assumed.

11. The opinion of value is predicated on the financial structure prevailing as of the date of this opinion.

12. This opinion is dependent upon future events with respect to industry performance, economic conditions, and the ability of the Company to meet certain operating projections. These projections have been supplied by management and incorporate various assumptions, including but not limited to: net sales growth, profit margins, income taxes, depreciation, capital expenditures, working capital, and discount rates. There is no assurance or implied guarantee that the assumed facts and circumstances will actually occur.

13. We were not engaged nor are we qualified to detect the existence of hazardous material which may or may not be present on or near the properties of the Company. The presence of potentially hazardous substances such as asbestos, ureaformaldehyde foam insulation, industrial wastes, etc., may affect the value of the Company. The value estimate herein is predicated on the assumption that there is no such material on, in, or near the Company's property that would cause a loss in value. No responsibility is assumed for any such condition or for any expertise or engineering knowledge required to discover them. The client should retain an expert in this field if further information is desired.

14. Curtis' maximum liability relating to services rendered under this opinion (regardless of form of action, whether in contract, negligence, or otherwise) shall be limited to the charges paid to Curtis for the portion of its services or work products giving rise to liability. In no event shall Curtis be liable for consequential, special, incidental, or punitive losses, damages, or expenses (including, without limitation, lost profits, opportunity costs, etc.) even if it has been advised of their possible existence.

15. The client shall indemnify and hold harmless Curtis and its personnel from and against any claims, liabilities, costs, and expenses (including, without limitation, attorneys' fees and the time of Curtis personnel involved) brought against, paid, or incurred by Curtis at any time and in any way arising out of or relating to Curtis' services under this opinion, except to the extent finally determined to have resulted from the gross negligence or willful misconduct of Curtis personnel. This provision shall survive the termination of Curtis' agreement with the Company for any reason.